UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2024 (Report No. 3)

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form:40-F ☐

THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983, AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

RADCOM Ltd. 2024 Annual General Meeting Scheduled for October 15, 2024

Amended and Restated Proxy Statement

Supplement to Invitation to RADCOM’s 2024 Annual General Meeting of Shareholders

On August 21, 2024, RADCOM Ltd. (the “Registrant”) issued a Report on Form 6-K announcing the Registrant’s 2024 Annual General Meeting of Shareholders to be held on September 25, 2024 (the “Original Meeting”), along with the related proxy materials. On September 6, 2024, the Registrant issued a Report on Form 6-K with supplemental disclosures to the proxy materials, announcing that Ms. Heli (Rachel) Bennun has decided to step down from her role as Executive Chairman, effective December 31, 2024, and that Mr. Sami Totah was elected by the Board of Directors of the Registrant (the “Board”) to succeed Ms. Bennun as Chairman. On September 20, 2024, following ongoing discussions with certain major shareholders of the Registrant, the Board decided to postpone the date of the Original Meeting from September 25, 2024 to October 15, 2024, to the same hour and place, in order to afford the parties the opportunity to conclude such discussions and consider certain changes to the notice of meeting and proxy statement for the meeting originally scheduled for September 25, 2024 (the “Original Proxy Materials”).

Upon conclusion of the discussions with certain major shareholders of the Registrant, the Board resolved to amend and restate the Original Proxy Materials in order to reflect certain changes relating to the compensation policy and the compensation proposed to be paid to the Registrant’s directors. Accordingly, this Report on Form 6-K is being furnished by the Registrant to supplement the information set forth in the Original Proxy Materials and contains the proposed amendments to Items 2 (Approval of Amendments to the Company’s Compensation Policy) and Item 3 (Approval of the Directors and Chairman Compensation Scheme) to the Original Proxy Materials, as reflected in the marked and clean versions of the amended and restated notice and proxy statement attached (“A&R Proxy Materials”).

The agenda and the wording of the proposed resolutions included in the A&R Proxy Materials did not change compared to the Original Proxy Materials. In addition, any votes already submitted shall continue to be valid and included in the count of votes unless the shareholder holding such shares will vote again, in which case the last vote will count in the final tally of the votes. No new proxy cards will be mailed and the shareholders may continue to vote by utilizing the proxy cards included in the Original Proxy Materials relating to the October 15, 2024 shareholders meeting.

Exhibit 99.1	Amended and Restated Notice and Proxy Statement for Annual General Meeting of Shareholders, to be held on October 15, 2024.

Exhibit 99.2	Amended and Restated Notice and Proxy Statement for Annual General Meeting of Shareholders, to be held on October 15, 2024 – Marked Against the Original Proxy Materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: September 27, 2024	By:	/s/ Hadar Rahav
	Name:	Hadar Rahav
	Title:	Chief Financial Officer

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